Exhibit 8.1

Company name	Country of incorporation

Swvl Inc.	British Virgin Islands
Swvl Group Corp	British Virgin Islands
Swvl Holdco Corp	British Virgin Islands
Pivotal Merger Sub Company 1	Cayman Islands
Swvl Saudi Regional Headquarters	Kingdom of Saudi Arabia
Smart Mobility Solutions for Transportation Services	Kingdom of Saudi Arabia
Swvl for Mobility Solutions FZE	United Arab Emirates
Smart Way Transportation LLC	Jordan
Swvl for Smart Transport Applications and Services LLC	Egypt
Swvl Saudi for Information Technology	Kingdom of Saudi Arabia
Swvl MY For Information Technology SDN BHD	Malaysia
Viapool Inc.	USA
Movilidad Digital S.A.S	Argentina
Viapool SRL	Argentina
Viapool SPA	Argentina
Swvl Brasil Tecnologia LTDA	Brazil
Swvl Germany GmbH	Germany
Door2Door GmbH	Germany
Swvl Global FZE (disposed during 2024)	United Arab Emirates
Swvl Technologies FZE (disposed during 2024)	United Arab Emirates